Exhibit 7.06

March 3, 2015

The Board of Directors
Jiayuan.com International Ltd.
15/F, Anhua Development Building
No. 35 Anding Road
Chaoyang District, Beijing, China

Dear Sirs:

Vast Profit Holdings Limited, a company incorporated under the laws of the Cayman Islands ("VPHL", "we" or "us"), is pleased to submit this preliminary non-binding proposal (the "Proposal") to acquire all of the outstanding shares of Jiayuan.com International Ltd. (the "Company") not already owned by us in a going private transaction (the "Acquisition") at US$5.37 per American Depositary Share ("ADS"), or US$3.58 per ordinary share (each ordinary share representing 2/3 of an ADS).

Through privately negotiated share purchase transactions, we have agreed to acquire approximately 9.8 million ordinary shares of the Company, representing 19.6% of the Company's total outstanding shares as of March 2, 2015. We have completed the acquisition of 8,003,763 ordinary shares of the Company on March 2, 2015, and we expect to acquire the remaining 1,805,126 ordinary shares of the Company by March 15, 2015. We believe that our proposal provides a very attractive opportunity to the Company's shareholders as we are offering the same purchase price as that in our recently completed share acquisition. In addition, our proposed purchase price represents a premium of 15.7% to the Company's ADS closing price on March 2, 2015 and a premium of 12.7% and 14.1% to the volume-weighted average closing price during the last 30 and 60 trading days, respectively. We are confident that the Acquisition can be closed on a highly expedited basis as outlined in this letter.

1.  The Acquisition.  We intend to form an acquisition vehicle for the purpose of implementing the Acquisition. The Acquisition will be in the form of a merger of the Company with the acquisition vehicle. We are interested only in pursuing this Acquisition and are not interested in selling our shares in any other transaction involving the Company.

2.  Purchase Price.  We are prepared to pay US$5.37 in cash per ADS or US$3.58 per ordinary share in the Acquisition, in each case other than for shares held by us that will be rolled over to the surviving company of the Acquisition.

3.  Closing Certainty and Funding.  We believe that we offer a high degree of closing certainty and are well positioned to negotiate and complete the proposed Acquisition on an expedited basis. We intend to finance the proposed Acquisition with a combination of debt and equity capital and we expect definitive commitments for the required debt and equity funding, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed.

4.  Due Diligence.  We have engaged Skadden, Arps, Slate, Meagher & Flom LLP as our U.S. legal counsel to assist our work. We and our financing sources are in a position to commence customary business, financial and legal due diligence on the Company immediately, and we expect to be able to complete due diligence on a highly expedited basis, and are prepared and ready to engage in the next stage of discussions in parallel with our diligence exercise.

5.  Definitive Agreements.   We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition and related transactions (the "Definitive Agreements"). The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.  Process.  We recognize that the Company's Board of Directors (the "Board") will evaluate the Acquisition independently before it can make its determination to endorse it. Given the importance of certain other major shareholders' continual involvement in the Company after the Acquisition, we intend to discuss with selected major shareholders about their possible participation in the Acquisition as roll-over shareholders. However, there is no agreement, arrangement or understanding between any other shareholder of the Company and us at present with respect to the Proposal or the Acquisition.

7.  Confidentiality.  We are sure you will agree that until we have executed Definitive Agreements or terminated our discussions, it is in all parties' interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law.

8.  No Binding Commitment.  This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together with you to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact the undersigned at +86 130 1108 8716. We look forward to speaking with you.

Vast Profit Holdings Limited

/s/ Guodong Sun
Name:	Guodong Sun
Title:	Director

[Proposal Letter Signature Page]